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August 16, 2007

VIA FACSIMILE

Nicholas P. Panos Esq.

Special Counsel

Office of Mergers & Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Keystone Automotive Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
File No. 0-28568

Dear Mr. Panos:

On behalf of Keystone Automotive Industries, Inc. (the “Company”), we are responding to comments received from the Staff during our telephone calls on August 14, 2007 and August 15, 2007. All of these responses are based on information given to us by LKQ Corporation (“LKQ”) and the Company’s directors. Set forth below is the Staff comment followed by our response to the Staff comment.

1.        Allegations in the two shareholder lawsuits challenging the transaction. Are the self-dealing allegations set forth in Lynch v. Keystone Automotive Industries, Inc. and Shoys v. Keystone Automotive Industries, Inc. based upon the future composition of the LKQ board of directors as contemplated in the merger agreement and/or the LKQ advisory board to be comprised of other current Company directors? If not, what are the bases for the self-dealing allegations? Please summarize the self-dealing allegations in the complaints.

Response: The Company does not believe there is any basis for the self-dealing allegations and does not know of any facts that would support such allegations. The only specific allegations, repeated in each of the two complaints, reference expected severance payments and accelerated stock option vesting. Neither of the complaints alleges any self-dealing in connection with the future composition of the LKQ board of directors as contemplated by the merger agreement or the advisory board to be comprised of other current Company directors. As set forth in our response to Comment 2 below, the Company directors who will join LKQ’s board have not yet been identified and will receive ordinary and customary compensation for their services as board members, consistent with compensation provided to other non-employee directors of LKQ. The only agreements with respect to the advisory committee are set forth in the merger agreement (see section 6.14 of the merger agreement). It is the understanding of the parties that the advisory committee would serve a consulting role solely intended to assist LKQ and its board of directors with transition issues. Prior to signing the merger agreement, LKQ and the Company’s directors anticipated that the compensation would involve nominal remuneration in amounts significantly less than that received by non-employee LKQ directors or by current directors of the Company. In discussions to respond to the Staff’s comments, LKQ stated that LKQ envisioned paying nominal compensation (approximately $10,000 per year plus reimbursement of reasonable out of pocket expenses) for the advisory board members’ services.

2.        Compensation for Company directors who will be serving on the board of directors of LKQ following the completion of the transaction. What are the current compensation arrangements for Company directors? What compensation (including any employment arrangements or any other direct or indirect forms of compensation or equity interests in LKQ or rights to subscribe for those interests) will the two Company directors receive for serving on LKQ’s board? Will the two directors roll any Company equity interests into LKQ equity interests? Will the directors have an opportunity to purchase equity in LKQ in connection with the transactions contemplated by the merger agreement? In summary, what is the difference between the compensation currently received by Company directors and the compensation to be received from LKQ? Were any directors involved in the merger agreement negotiations? Will the Company’s directors who become LKQ directors also become employees of LKQ?

Response: A chart comparing the Company’s and LKQ’s current board compensation is attached as Exhibit A, and a chart detailing the projected compensation for each of the Company’s non-employee directors is attached as Exhibit B. The two Company directors who will be serving on LKQ’s board after the consummation of the merger have not yet been identified and will receive no more than ordinary and customary compensation for their service as LKQ board members. The compensation of each of the two Company directors who will be serving on LKQ’s board after the consummation of the merger will be the same as the compensation provided to non-employee directors to LKQ as set forth on Exhibit A. The two selected Company directors do not have and will not have any employment arrangements with LKQ or any expectation of other direct or indirect forms of compensation or equity interests in LKQ or rights to subscribe for or participate in such interests. No Company director will be rolling any of his Company equity interests into any LKQ equity interest. The directors of the Company have not been given any opportunity to purchase equity in LKQ in connection with the transactions contemplated by the merger agreement. Based on the Company’s projected number of board and committee meetings this year, the Company expects that its non-employee directors will receive $109,300 on average as total compensation for their board and committee service at the Company during the Company’s 2008 fiscal year as set forth on Exhibit B1. Assuming that two non-employee directors of the Company who will join LKQ’s board will serve on one of LKQ’s audit, compensation or governance/nominating committees, those directors would each receive $116,000 during LKQ’s 2008 fiscal year. LKQ recently concluded an assessment of the compensation paid to its non-employee directors. As LKQ stated in its 2007 proxy statement, in October 2004 LKQ hired a compensation consultant to do a compensation analysis of ten other comparable companies, and based on the consultant’s report, the board of directors of LKQ concluded that the compensation of its board members was reasonable and commensurate with the compensation of directors of comparable companies. We note that the two directors in question have not yet been selected, and no Company director has any expectation of such selection. During the merger agreement negotiations, the initial suggestion that two Company directors become LKQ directors was made by LKQ. Lastly, we note that the Chairman of the Company’s board of directors and the Company’s CEO played the principal roles as Company directors in negotiating the merger agreement with LKQ. Based on the Chairman’s prior year compensation, if he were to be appointed to LKQ’s board, his total annual compensation will decrease from $174,500 that he was paid by the Company for fiscal year 2007 to $116,000 annually for service as a member of LKQ’s board (assuming he sits on LKQ’s audit, compensation or governance/nominating committee).

[1]	We note the Company’s director compensation figures do not attach any value to possible appreciation in the restricted stock grants.

2

3.        Purpose of and information relating to the advisory board. What is the purpose of establishing an advisory board? What is the relationship between the LKQ board of directors and the advisory board? What are the powers and duties of the advisory board? Will the advisory board have any ability to control, influence or direct the policies and procedures of LKQ? Can members of the advisory board be terminated at any time? What compensation will be provided to advisory board members? Will any members of the advisory board be employed by LKQ or its subsidiaries? Why were the members of the advisory board not called “consultants” if they were going to serve the role of consultants?

Response: To resolve this comment, the Company and LKQ have agreed that the advisory board will not be established. The proxy statement will be amended to reflect this decision.

Please call me at (202) 637-2242 or email me at john.huber@lw.com to discuss this letter.

Sincerely,

/s/ JOHN J. HUBER
John J. Huber of LATHAM & WATKINS LLP

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EXHIBIT A

Summary and Chart of Director Compensation

Description of Compensation	Keystone Automotive Industries, Inc.	LKQ Corporation
Retainer Fee for non-employee directors[1]	$36,000 per year[2]	$110,000 per year
Equity Compensation	$46,000 of restricted stock grants for fiscal year 2008	N/A
Meeting Attendance Fee	• $2,000 per Board Meeting attended • $1,250 per Committee Meeting attended	N/A
Fee for serving on Audit Committee	$10,000 per year[3]	$6,000 per year
Fee for serving on Compensation Committee	$7,500 per year[3]	$6,000 per year
Fee for serving on Governance/Nominating Committee	$6,500 per year[3]	$6,000 per year
Fee for serving on Executive Committee	N/A	$25,000 per year

[1]

Mr. Richard L. Keister, who is also the President and Chief Executive Officer of Keystone, does not receive any additional compensation for serving on the Board of Directors. Mr. Joe Holsten, President and Chief Executive Officer of LKQ, only receives compensation as a director for his service on the Executive Committee.

[2]	Mr. Ronald G. Foster receives an annual Chairman’s fee of $50,000 in addition to the $36,000 retainer fee paid to directors for serving as the Chairman of the Board.

[3]	Only the Chairman of the Committee receives compensation.

Exh-A

EXHIBIT B

Comparison Chart of Each Keystone Director’s Compensation

Director	Projected Annual Compensation at Keystone[1]	Projected Annual Compensation at LKQ if Elected to LKQ Board[2]
James R. Gerrity	$113,500[3]	$116,000
Timothy C. McQuay	$117,000[4]	$116,000
John R. Moore	$108,250[5]	$116,000
Stephen A. Rhodes	$107,000	$116,000
Keith M. Thompson	$100,750[6]	$116,000
Ronald G. Foster[7]	$157,000	$116,000
Average Non-Employee Director Annual Compensation[8]	$109,300	$116,000

[1]

Assumes each director attends the Company’s projected 5 Board Meetings, 5 Audit Committee Meetings, 4 Compensation Committee Meetings and 3 Governance/Nominating Committee Meetings consistent with past practice.

[2]	Assumes each director serves on one of the LKQ Audit, Compensation, or Governance/Nominating Committees.

[3]	Includes Mr. Gerrity’s $6,500 annual payment as Chairman of the Governance/Nominating Committee.

[4]	Includes Mr. McQuay’s $10,000 annual payment as Chairman of the Audit Committee.

[5]	Includes Mr. Moore’s $7,500 annual payment as Chairman of the Compensation Committee and assumes Mr. Moore does not attend any of the Audit Committee Meetings consistent with past practice.

[6]	Assumes Mr. Thompson does not attend any of the Audit Committee Meetings consistent with past practice.

[7]	As Chairman of the Board, Mr. Foster is an employee of Keystone.

[8]	Excludes compensation paid to Mr. Foster.

Exh-B